Mail Stop 6010
      March 17, 2006

David R. Sonksen, CFO
Microsemi Corporation
2381 Morse Avenue
Irvine, California 92614

      Re:	Microsemi Corporation
      Amendment No. 2 to Registration Statement on Form S-4
      Filed March 3, 2006
		File No. 333-130655


Dear Mr. Sonksen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Prior comment refers to our letter dated February 22, 2006.


Material U.S. Federal Income Tax Consequences of the Merger, page
73

1. We reissue prior comment 8. We note the disclosure in the Questions & Answers that "if the merger qualifies as a reorganization," the disclosure on pages 4 and 73 that "It is anticipated that the merger will constitute a reorganization" and the disclosure on page 25 that the merger "intends to qualify as a reorganization."

Representations and Warranties in the Merger Agreement, page 20

2. We note your statement that:
 "The representations and warranties themselves reflected negotiations between the parties to the Merger Agreement and, in certain cases, merely represented risk allocation decisions between the parties and may not be statements of fact."

Include disclosure acknowledging that to the extent specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

3. We note your statement that:
"As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and are limited or may be modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the Merger Agreement."

Please revise to remove any potential implication that the referenced representations and warranties do not constitute public disclosure under the federal securities laws and are "solely" for the benefit of the parties.

4. We note your statement that:
"...you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were
made or currently."
 Please revise to remove any potential implication that the
referenced representations and warranties do not constitute public disclosure and cannot be relied upon by readers.
********

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Alan Morris at (202) 551-3601 or me at (202)
551-3602 with any questions.

      					Sincerely,


      					Thomas Jones
      					Senior Attorney

cc. Nicholas J. Yocca
      via Telefax (949) 203-6161
David R. Sonksen, CFO
Microsemi Corporation
March 17, 2006
Page 3